RICHARDSON

& ASSOCIATES

ATTORNEYS AT LAW

February 17, 2017

MailStop 3561

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:         Mara L. Ransom, Assistant Director of Consumer Products

Scott Arderegg, Attorney-Advisor

Re:      HyGen Industries, Inc.

Pre-Qualification Amendment Number Seven

            Offering Statement on Form 1-A

            Originally Filed January 25, 2016

            File No. 024-10518

Dear Commission:

Enclosed for filing on behalf of HyGen Industries, Inc. (the "Company") is Pre-Qualification Amendment Number Seven to the above referenced Offering Statement on Form 1-A, redlined to show changes from the previous filing (the "Offering Statement").

The following are responses to your comments contained in your letter to the Company, dated February 6, 2017:

Use of Proceeds, page 6

1. We have added footnote 5 to the Use of Proceeds table explaining the estimated application of proceeds of $30,000 for repayment of this bridge note in the original principal amount of $20,000, as including potential bonus interest of $10,000. The description of this bridge note is retained under "Business - Bridge Note."

Agreements with Everlasting Investments, LLC, page 23

2. We have added Exhibits 6.10 through 6.13 to include the revolving promissory note, warrant, and two stock purchase agreements with Everlasting Investments, LLC.

3. We have added a line item and footnote 6 to the Use of Proceeds table describing the estimated application of proceeds to the repayment of the revolving promissory note payable to Everlasting Investments, LLC.

4. We have amended the disclosure in the risk factor regarding stock ownership of officers, directors, founders and other principal shareholders to reflect the potential impact of

1453 Third Street Promenade, Suite 315, Santa Monica, California 90401

Telephone (310) 393-9992     Facsimile (310) 393-2004

United States

Securities and Exchange Commission

Division of Corporation Finance

February 15, 2017

Everlasting Investments, LLC and its agreements with the Company and certain of its directors.

Financial Statements

Note 2 - Summary of Significant Accounting Policies

Net Loss Per Share, page F-8

5. In footnote 2 on page F-8 in the Offering Circular, we have added the disclosure you requested under Net Loss Per Share, relating to the 10,000 warrants and convertible debt.

Management's Discussion of Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 48

6. We have added a discussion and analysis of cash flows from investing activities on page 48 of the Offering Circular.

7. We revised the disclosure regarding cash flows from operating activities on page 48 to clarify the year to year comparison as you requested.

8. We further revised the disclosure regarding cash flows from operating activities on page 48 to indicate that the year to year increase of cash used for operating activities is primarily attributable to the increase in net loss offset by a decrease in non-cash charges and an increase in accounts payable and accrued expenses due to our liquidity deficiency.

9. We revised the disclosure of cash flows from financing activities on page 48 to clarify the discussion and analysis as you requested.

Very Truly Yours,

Mark J. Richardson

cc:        Richard Capua, President

            Paul Dillon, Chief Financial Officer